

Mail Stop 3720

November 17, 2006

Mr. James Murphy
Chairman, Chief Executive Officer, and Principal Financial Officer
Datameg Corporation
9 West Broadway, Suite #214
Boston, MA 02127

> **Re: Datameg Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2006**
> **File No. 333-128060**

Dear Mr. Murphy:

We have reviewed your supplemental response letter dated October 30, 2006 as well as your filing and have the following comments. As noted in our comment letter dated October 16, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders Equity (Deficit)

1.   We note your response to our previous comment 1. In future filings please clarify your disclosure as to the "fair value" of each issuance. Also, please tell us how and when you recorded the expense related to these issuances. Tell us how you applied EITF 96-18. In addition, you did not address the last part of our comment where we asked you to "explain all other 'fair value' issuances that occurred with the same time period with different prices per share." Please respond.

C. Inventory

2.   We note your response to our previous comment 3. Please provide us with an analysis of how you tested inventory for impairment per Chapter 4 of ARB 43. Tell us and disclose when you plan to sell your outstanding inventory and the price you expect to receive for your current inventory.

K. Other Liabilities

3.   We note your response to our previous comment 5, however, your response is unclear to us. Since you still owe $45,000 and $55,000 to Hickey Hill Partners, LLC and Miami Associates Investors, LLC, respectively, tell us why you only have $27,470 and $29,000 recorded on your balance sheet.

Note O. Stock Subscription Receivable

4.   We note your response to our previous comment 7. Please disclose in your financial statements why you believe you have a valid receivable and when you expect to collect this receivable.

Form 10-QSB for the Fiscal Quarters ended June 30, 2006

K. Commitments and Contingencies
Commitments:

5.   We note your response to our previous comment 9. Please amend your Form 10-Q for the fiscal quarters ended June 30, 2006 to record the modification of options outstanding to Mr. Benson as of June 30, 2006 per paragraph A232 of FAS 123(R). In addition please amend your Form 10-Q for the fiscal quarter ended June 30, 2006 to record the modification of Mr. Gordon options in accordance with FAS 123(R) or show us why the valuation change would be immaterial.

Contingencies:

6.   We note your response to our previous comments 10 and your current disclosure. In future filings, please clarify your disclosure to state that you, not your legal counsel, believe that the penalty is not payable or enforceable. In addition, please state the estimate of the possible loss or range of loss or state that such an estimate cannot be made with regard to your penalties.

Item 3. Controls and Procedures

7. We note your statement that the Company's current disclosure controls and procedures would not constitute effective internal controls over financial reporting as of June 30, 2006. However your disclosure should address the effectiveness of disclosure controls and procedures, not internal controls over financial reporting. Please clarify that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

8. We note your disclosure that "[t]here have been no *significant* changes in the Company's internal controls or in other factors that could significantly affect internal controls *subsequent to this evaluation*." (emphasis added). Item 308(c) of Regulation S-B requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 and the quarters ended March 31, 2006 and June 30, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-B in future filings.

*   *   *   *

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

         Sincerely,

         Larry Spirgel
         Assistant Director